14041446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wunderlich Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Poplar Avenue, Suite 150
(No. and Street)

Memphis (City) TN (State) 38119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
D. Scott Pritchett 901-255-1389
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker, Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Scott Pritchett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wunderlich Securities, Inc., as of June 30th, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

D. KEITH COLE
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

Signature

Chief Accounting Officer
Title

Notary Public

My Commission Expires:
December 14, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wunderlich Securities, Inc.

(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Financial Report
June 30, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Wunderlich Securities, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Wunderlich Securities, Inc. (the Company) as of June 30, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 30, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
August 28, 2014

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statement of Financial Condition

	June 30 2014
Assets	
Cash	$ 13,144,802
Securities owned, at fair value	5,952,441
Receivable from clearing organizations	15,075,743
Prepaid expenses	1,759,244
Deferred expenses	7,251,071
Property and equipment, net of accumulated depreciation	3,373,260
Intangible assets, net of accumulated amortization	2,241,667
Underwriting and syndicate receivables	3,561,593
Receivable from affiliates	1,966,202
Other assets	4,818,906
Deferred taxes	2,486,374
	$ 61,631,303
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 7,335,788
Accrued compensation	12,917,037
Securities sold, not yet purchased, at fair value	343,283
Deferred taxes	1,203,023
	21,799,131
Liabilities subordinated to claims of general creditors:	
Notes payable to clearing organization	1,800,000
	1,800,000
Total stockholders' equity	38,032,172
Total liabilities and stockholders' equity	$ 61,631,303

See Notes to Financial Statement.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Notes to Financial Statement

June 30, 2014

1. Nature of Business and Significant Accounting Policies

Organization and Nature of Business

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities as well as a registered investment adviser and is registered with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company is a full-service brokerage firm incorporated under the laws of the state of Tennessee, and has 31 branch offices in 16 states. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc. (WIC).

The Company is a securities broker-dealer, which comprises several classes of services, including principals' transactions, agency transactions, investment banking and investment advisory.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by the clearing broker-dealer.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange, National Financial Services LLC (NFS), a member of the New York Stock Exchange, and Merrill Lynch, Pierce, Fenner & Smith, Inc. (ML), a member of the New York Stock Exchange. The Company's commissions are collected by First Clearing, NFS, and ML as the Company's clearing firms. The clearing firms remit the commissions, net of clearing charges, to the Company at least monthly.

1. Nature of Business and Significant Accounting Policies (continued)

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Securities Transactions

Proprietary securities transactions and related revenues and expense are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from clearing broker on the statement of financial condition.

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Receivables From and Payable to Clearing Organizations

Receivables and payables relating to trades pending settlement are netted in receivable from clearing organizations in the statement of financial condition, netted by clearing organization.

The Company maintains a margin account with First Clearing, NFS, and ML. Depending on the Company's cash needs or the amount of securities inventory at the time, these accounts may represent excess cash on deposit or a margin loan payable.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Intangible Assets

Intangible assets that are determined to have finite lives, are amortized based upon the estimated economic benefits received. All intangible assets are reviewed annually for impairment. An impairment loss is recognized if the carrying value of the intangible asset is not recoverable and exceeds fair value. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset.

1. Nature of Business and Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wunderlich Investment Company, Inc.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and net operating loss carry-forwards for financial reporting and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2014, management has determined that there are no material uncertain income tax positions. WIC files U.S. Federal tax returns as well as returns with various state and local jurisdictions. The Company generally is no longer subject to U.S. Federal, state and local tax examination by tax authorities for years prior to fiscal year 2010.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

1. Nature of Business and Significant Accounting Policies (continued)

Recently Adopted Accounting Standards

In July 2013, the FASB issued Update No. 2013-11, *Presentation of an Unrecognized Tax Benefit When a New Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*, which amends Topic 740, *Income Taxes*. This update requires entities to assess whether a deferred tax asset is available based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and presuming disallowance of the tax position at the reporting date. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of the tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This update is effective for nonpublic entities for fiscal years beginning after December 15, 2014 (July 1, 2015 for the Company), with early adoption permitted. The Company has adopted this guidance for the fiscal year ended June 30, 2014. The adoption did not have a material impact on the financial statements.

2. Receivable from Clearing Organizations

Receivables from clearing organizations at June 30, 2014, consist of the following:

Clearing deposit, First Clearing	$ 251,071
Clearing deposit, NFS	500,000
Clearing deposit, Broadcort	1,100,000
Clearing deposit, National Securities Clearing Corp.	5,000
Receivable from clearing organizations	9,412,857
Fees and commissions receivable/payable	303,087
Margin accounts - cash balance	3,503,728
	$ 15,075,743

The Company clears certain of its proprietary transactions through clearing organizations. Cash and financial instruments owned and held at the clearing organizations may collateralize securities sold not yet purchased and amounts payable, and may serve to satisfy regulatory capital or margin requirements.

3. Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized with the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies.

Level 3 – Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government agency securities – U.S. Government agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Agency issued debt securities are generally valued in a manner similar to U.S. Government securities. Mortgage pass-throughs included to-be-announced (TBA) securities and mortgage pass-through certificates. TBA securities and mortgage pass-throughs are generally valued using dealer quotations. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Certificates of deposit – Certificates of deposit are comprised two main categories consisting of securities traded on national exchanges and securities that are privately held by banks. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Equity securities (common & preferred stock) – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level 1 in the fair value hierarchy. Preferred stock and other equities traded on inactive markets or valued by reference to similar instruments are categorized in Level 2.

3. Fair Value Measurement (continued)

Fixed income securities – Fixed income securities are comprised of corporate bonds and municipal securities. The fair value of these securities is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotation. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

The following table is a summary of the levels used, as of June 30, 2014, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. Government agency securities	$ -	$ 150,187	$ -	$ 150,187
Equity securities	2,126,760	-	-	2,126,760
Fixed income securities:				
Municipal securities	-	2,214,366	-	2,214,366
Certificates of deposit	-	533,617	-	533,617
Corporate bonds	-	927,511	-	927,511
	$ 2,126,760	$ 3,825,681	$ -	$ 5,952,441
Liabilities				
Securities sold, not yet purchased:				
U.S. Government securities	$ 268,650	$ -	$ -	$ 268,650
Certificates of deposit	-	2,865	-	2,865
Corporate bonds	-	49,607	-	49,607
Municipal securities	-	22,161	-	22,161
	$ 268,650	$ 74,633	$ -	$ 343,283

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2 and 3 during the year.

4. Business Combination

On December 14, 2012, the Company entered into a definitive agreement with Sanders Morris Harris (SMH) to acquire three wealth management branches from SMH.

The consideration paid to SMH will be paid through a contingent earn-out over a three-year term and is determined based on the production of the financial advisors who joined Wunderlich Securities, Inc. For the fiscal year ended June 30, 2013, the Company recognized a liability of $1,395,000 for the present value of the estimated earn-out payments over the three-year period. The current liability of $819,687 is included in accounts payable and accrued expenses on the statement of financial condition as of June 30, 2014.

5. Property and Equipment

Property and equipment and the related accumulated depreciation and amortization at June 30, 2014, consisted of the following:

	2014
Office furniture and equipment	$ 8,962,989
Leasehold improvements	1,381,448
	10,344,437
Less accumulated depreciation and amortization	(6,971,177)
	$ 3,373,260

6. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 50 percent of employee's contributions up to 4 percent of employee's eligible compensation. In addition to this match, the Company may make discretionary profit sharing contributions to this plan. However, for the year ended June 30, 2014 no such contributions were made. Employees become fully vested in employer contributions after three years of service.

The Company has a Wealth Accumulation Plan (WAP) as a result of the addition of five branches during fiscal year 2011. WAP does not allow for voluntary contributions or matching contributions to WAP. Employees become fully vested in the balances rolled over from the legacy plan five years from the original contribution date. WAP was terminated during the fiscal year ended June 30, 2013. At the time of the termination of WAP, all participants were fully vested. Due to federal regulations, distributions associated with WAP could not be made until one year from the termination date.

7. Deferred Expenses

Wunderlich Securities, Inc. has entered into employment agreements with certain employees. The Company has advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for the Company to forgive these advances over the respective employment periods which range from 30 to 84 months. The advances are expensed ratably over the term of the agreements.

8. Related-Party Transactions

The Company has receivables related to internal allocations of costs arising during the ordinary course of business with its parent and sister companies of the following as of June 30:

	2014
Wunderlich Investment Company, Inc.	$ 1,959,619
Wunderlich Capital Markets, Inc.	6,583
	$ 1,966,202

9. Intangible Assets

Intangible assets at June 30, 2014, consisted of the following:

	Asset Life (Years)	2014 Cost	Accumulated Amortization	Net Carrying Value
Amortizable intangible assets:				
Employee agreements	3 to 5	$ 126,600	$ (126,600)	$ -
Customer relationships	10	2,600,000	(400,833)	2,199,167
Representative relationships	<1 to 7	1,128,100	(1,128,100)	-
		3,854,700	(1,655,533)	2,199,167
Non-amortizable intangible assets:				
Trade name		42,500	-	42,500
		$ 3,897,200	$ (1,655,533)	$ 2,241,667

As indicated above, Customer relationships have an asset life of 10 years; therefore, the amortization expense associated with this asset will be $260,000 annually over the next eight fiscal years.

10. Income Taxes

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets at June 30, 2014 are as follows:

	2014
Deferred tax assets related to:	
Net operating loss carryforwards	$ 2,414,073
Deferred revenue	459,881
Property and equipment, net	13,729
Intangible assets, net	295,502
Accrued straight-line rent	212,923
Accrued bonus	152,266
Other items	221,351
	3,769,725
Deferred tax liabilities related to:	
Property and equipment, net	(464,609)
Intangible assets, net	(684,230)
Accounting method changes	(54,184)
	(1,203,023)
Valuation allowance	(1,283,351)
Net deferred tax asset	$ 1,283,351

As of June 30, 2014, the Company had net operating loss carryforwards for federal and state tax purposes. The state net operating loss carryforwards amounted to $3,809,759 and expire beginning June 30, 2024. The federal net operating loss carryforwards amounted to approximately $6,800,000 and expire through June 30, 2033.

11. Commitments and Contingencies

Leases

The Company leases office space and equipment under various lease agreements. At June 30, 2014, future minimum lease payments, including escalation costs, under leases which have initial or remaining terms of one year or more, were as follows:

2015	$ 4,255,960
2016	3,941,411
2017	3,022,344
2018	1,822,690
2019	1,092,392
Thereafter	407,883
	$ 14,542,680

As part of its building leases, the Company obtained letters of credit from banks during the year ended June 30, 2014, in the amount of $27,000 for its Chicago building lease and $232,917 for its New York City building lease. Both letters of credit are secured by certificates of deposit valuing at or above the stated amount of the letters of credit.

Legal Matters

The Company is involved in various legal and regulatory matters arising in the ordinary course of business; however, management does not believe that any ongoing pending or threatened litigation or regulatory matter will materially affect the Company.

12. Subordinated Liabilities

The Company has a seven year subordinated note payable to a clearing organization in the amount of $728,571 as of June 30, 2014. The note requires seven annual principal installment payments of $121,429 plus accrued interest at the prime rate plus 1.00 percent, currently 4.25 percent. The installment payments are due on the anniversary date of the loan beginning October 31, 2013.

The Company has a seven year subordinated note payable to a clearing organization in the amount of $1,071,429 as of June 30, 2014. The note requires seven annual principal installment payments of $214,286 plus accrued interest at the prime rate plus 0.25 percent, currently 3.5 percent. The installment payments are due on the anniversary date of the loan beginning September 30, 2012.

At June 30, 2014, future maturities of long-term debt are as follows:

2015	$ 335,714
2016	335,714
2017	335,714
2018	335,714
2019	335,714
Thereafter	121,430
	$ 1,800,000

13. Off-Balance Sheet Risk and Concentration of Credit Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

The Company conducts business with several broker-dealers and organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company maintains cash balances at creditworthy financial institutions in bank accounts that, at times, may exceed the $250,000 insured limit set by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

14. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. At June 30, 2014, the Company had net capital of $19,827,997, which was $18,289,384 in excess of its required net capital of $1,538,613, and the Company's net capital percentage was 116.